SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                  SCHEDULE TO

                                (RULE 14D-100)

           TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(E)(1)
                    OF THE SECURITIES EXCHANGE ACT OF 1934

                              (AMENDMENT NO. 4) *



                 RESOURCES ACCRUED MORTGAGE INVESTORS 2, L.P.
                 --------------------------------------------
                      (Name of Subject Company (Issuer))



                     WESTERN REAL ESTATE INVESTMENTS, LLC
                 --------------------------------------------
                 (Names of Filing Persons (Identifying Status
                     as Offeror, Issuer or Other Person))



                           LIMITED PARTNERSHIP UNITS
                          ---------------------------
                          (Title of Class Securities)


                                     None
                      ----------------------------------
                      (CUSIP Number of Class Securities)


              --------------------------------------------------

                                  BEN FARAHI
                     WESTERN REAL ESTATE INVESTMENTS, LLC
                             1175 WEST MOANA LANE
                                   SUITE 200
                              RENO, NEVADA 89509
                                (775) 825-3355

              --------------------------------------------------

                                   Copy To:
                             DON S. HERSHMAN, ESQ.
             MUCH SHELIST FREED DENENBERG AMENT & RUBENSTEIN, P.C.
                           200 NORTH LASALLE STREET
                                  SUITE 2100
                            CHICAGO, ILLINOIS 60601
              --------------------------------------------------

  --------------------------------------------------------------------------
                           CALCULATION OF FILING FEE
  --------------------------------------------------------------------------
    Transaction Valuation*  $5,080,000         Amount of Filing Fee  $1,016
  --------------------------------------------------------------------------

      * For purposes of calculating the fee only. This amount assumes the purchase of 40,000 units of limited partnership interest of the subject partnership for $127 per unit. The amount of the filing fee, calculated in accordance with Rule 0-11(d) under the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the aggregate of the cash offered by the bidder.

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


      [   ] Check the box if any part of the fee is offset as provided by
Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.


Amount Previously Paid:        $976

Form or Registration No.:      Schedule TO

Filing Party:                  Western Real Estate Investments, LLC

Date Filed:                    February 12, 2001, February 20, 2001,
                               February 27, 2001 and March 2, 2001

      [   ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

      Check the appropriate boxes below to designate any transactions to which the statement relates:

      [ X ] third-party tender offer subject to Rule 14d-1.
      [   ] issuer tender offer subject to Rule 13e-4.
      [   ] going-private transaction subject to Rule 13e-3.
      [   ] amendment to Schedule 13D under Rule 13d-2.

      Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]










































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


                            TENDER OFFER STATEMENT

      This Amendment No. 4 amends the Tender Offer Statement on Schedule TO filed on February 12, 2001, as amended by Amendment No. 1 filed on February 20, 2001, Amendment No. 2 filed on February 27, 2001 and Amendment No. 3 filed on March 2, 2001 by Western Real Estate Investments, LLC (the "Purchaser") relating to an offer to purchase units of limited partnership interest (the "Units") of Resources Accrued Mortgage Investors 2, L.P. (the "Partnership") upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 9, 2001 (the "Offer to Purchase") and the related Letter of Transmittal, as each may be supplemented or amended from time to time (which together constitute the "Offer") to include the information set forth below. The information in the Offer to Purchase is incorporated herein by reference in answer to all of the Items of this Schedule TO except as otherwise set forth below:


ITEM 4.  TERMS OF THE TRANSACTION.

      Item 4 is hereby amended by the following:

      The purchase price for the Units has been increased to $127 per Unit, net to the seller in cash, without interest, less any distributions paid after the date of the Offer, and prior to the expiration date of the Offer.


ITEM 7.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      Item 7 is hereby amended by the following:

      The total amount of funds necessary to purchase the maximum number of Units sought pursuant to the Offer has been increased to $5,080,000


ITEM 11.  ADDITIONAL INFORMATION.

      Item 11 is hereby amended to add the following:

      The information set forth in the letter to limited partners attached hereto as Exhibit (a)(8) is incorporated by reference herein.


ITEM 12  EXHIBITS.

      Item 12 is hereby amended by added the following, which is attached as an Exhibit:

      (a)(8) Letter, dated March 7, 2001, from the Purchaser to the limited partners of the Partnership.





















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


                                   SIGNATURE


      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                               WESTERN REAL ESTATE INVESTMENTS, LLC

                               By:   Farahi Investment Company, member


                               By    /s/ Ben Farahi
                                     -----------------------------------
                                     Ben Farahi
                                     Partner




Dated:  March 7, 2001
















































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